

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

> **Re: Sailpoint Technologies Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 19, 2018**
> **CIK No. 0001627857**

Dear Mr. McClain:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Michael Andrews